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08029598

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2007___ AND ENDING___December 31, 2007___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Roark & Assocaites, Inc.

SEC
Mail Processing
Section

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7445 Bryan Canyon Road
(No. and Street)

MAR 20 2008

Carson City   Nevada   Washington, DC   89704
(City)   (State)   101   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bob Watson   (775) 322-6333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accoutants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   CA   91324
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 4 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Bob Watson___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___H. Roark & Assocaites, Inc.___ , as of ___December 31, 2007___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

State of ___Nevada___
County of ___Washoe___
Subscribed and sworn to (or affirmed) before
me on this __11th__ day
of __March__ ,20 _08_ , by satisfactory
evidence to be the person(s) who appeared
before me.

_____
Signature

_____
President
Title

_____
Notary Public

CHRISTELLE MORRISON
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 00-59984-2 · Expires August 16, 2010

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. Roark & Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007



Independent Auditor's Report

Board of Directors
H. Roark & Associates, Inc.:

We have audited the accompanying statement of financial condition of H. Roark & Associates, Inc. (the Company) as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Roark & Associates, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
March 24, 2008

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

H. Roark & Associates, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash	$ 6,813
Total assets	$ 6,813

Liabilities and Stockholder's equity

Liabilities

Account payable and accrued expense	$ 338
Total liabilities	338

Stockholder's equity

Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	28,600
Accumulated deficit	(23,125)
Total stockholder's equity	6,475
Total liabilities and stockholder's equity	$ 6,813

The accompanying notes are an integral part of these financial statements.

H. Roark & Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2007

Revenues

Commissions revenue	$	40,000
Other income		35,752
Total revenues		75,752

Expenses

Administrative fees	60,695
Professional fees	14,505
Other operating expenses	11,753
Reimbursed expenses	(2,227)
Total expenses	84,726
Net income (loss)	$ (8,974)

The accompanying notes are an integral part of these financial statements.

H. Roark & Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2006	$ 1,000	$ 27,600	$ (14,151)	$ 14,449
Capital contribution	–	1,000	–	1,000
Net income (loss)	–	–	(8,974)	(8,974)
Balance at December 31, 2007	$ 1,000	$ 28,600	$ (23,125)	$ 6,475

The accompanying notes are an integral part of these financial statements.

H. Roark & Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:

Net income (loss)		$ (8,974)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 60	
(Increase) decrease in:		
Accounts receivable	20,000	
(Decrease) increase in:		
Accounts payable	(4,128)	
Deferred revenue	(10,000)	
Total adjustments		5,932
Net cash provided by (used in) operating activities		(3,042)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceed from capital contribution	1,000	
Net cash provided by (used in) financing activities		1,000
Net increase (decrease) in cash		(2,042)
Cash at beginning of year		8,855
Cash at end of year		$ 6,813

Supplemental disclosure of cash flow information:

Cash paid during the year for		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

H. Roark & Associates, Inc. (the "Company") was formed on January 9, 2001, as a Nebraska corporation under the name Global Vantage Securities, Ltd. to engage in business as a broker/dealer. The Company subsequently changed its name to H. Roark Securities Corporation, and then, amended its name to H. Roak & Associates on February 28, 2006. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company engages in the business of providing merger and acquisition advisory and conducting private placement of securities on a best efforts basis in connection with its merger and acquisition activities.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities. All of its financial advisory fees were received from two of its clients.

The Company is a wholly-owned subsidiary of H. Roark & Company (the "Parent").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Office equipment are stated at cost. The Company depreciates its office equipment using the straight line method of depreciation over the property and equipment's useful lives of five (5) years. As of December 31, 2007, its office equipment of $1,653 was fully depreciated. Depreciation expense for the year 2007 was $60.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, *"Accounting for income taxes"*, which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

H. Roark & Associates, Inc.
Notes to Financial Statements
December 31, 2007

Note 2: INCOME TAXES

The Company has available at December 31, 2007, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $1,346. The net operating loss begins to expire in the year 2027.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

There is no state corporate income tax or franchise tax in Nevada.

Note 3: RELATED-PARTY TRANSACTIONS

The Company has an administrative agreement with the Parent and its shareholder whereby during the year ended December 31, 2007 the Company incurred $60,695 for consulting services. It was recorded as administrative fees on the statement of operations.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS
(Continued)

FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $6,475 which was $1,475 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($338) to net capital was 0.05 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $1 difference between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$	6,476
Adjustments:			
Accumulated deficit	$ (60)		
Non-allowable assets	60		
Rounding	(1)		
Total adjustments			(1)
Net capital per audited statements		$	6,475

Computation of net capital

Stockholder's equity

Common stock	$	1,000	
Additional paid-in capital		28,600	
Accumulated deficit		(23,125)	
Total stockholders' equity			$ 6,475

Less: Non-allowable assets	–
Net capital	6,475

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	23	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			5,000

Excess net capital	$ 1,475

Ratio of aggregate indebtedness to net capital	0.05: 1

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2007.

H. Roark & Associates, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirement is not applicable to H. Roark & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

H. Roark & Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to H. Roark & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

H. Roark & Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
H. Roark & Associates, Inc.:

In planning and performing our audit of the financial statements of H. Roark & Associates, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
March 24, 2008

END